 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number:  001-39034

BELLUS HEALTH INC.

 (Name of registrant)

275 Armand-Frappier Blvd.
Laval, Québec
H7V 4A7
Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELLUS Health Inc.

Date: September 8, 2020	By:	/s/ François Desjardins
Name: François Desjardins
Title: Vice President, Finance

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	News Release dated September 8, 2020. BELLUS Health Announces Design for its Phase 2b Trial with BLU-5937 in Refractory Chronic Cough.